United States securities and exchange commission logo





                             January 20, 2023

       Leroy Yau
       Director
       World Praise Limited
       Vistra Corporation Services Center, Ground Floor NVP Building
       Beach Road
       Apia, Samoa

                                                        Re: Aerkomm Inc.
                                                            Schedule 13D filed
by World Praise Limited and Leroy Yau
                                                            Filed January 3,
2023
                                                            File No. 005-91612

       Dear Leroy Yau:

               We have reviewed the above-captioned filing, and have the following comments. In some of our comments, we may ask to be provided with information so we may better understand the disclosure.

               Please respond to this letter by amending the filing or by providing the requested information. If a belief exists that our comments do not apply to your facts and circumstances or that an amendment is inappropriate, please advise us why in a response letter.

               After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

       Schedule 13D filed January 3, 2023

       General

   1. We note the date of the event reported as requiring the filing of the Schedule 13D was
                                                        December 7, 2022. Rule
13d-1(a) of Regulation 13D-G requires the filing of a Schedule
                                                        13D within 10 days
after the acquisition of more than five percent of a class of equity securities specified in
Rule 13d-1(i). Based on the December 7, 2022 event date, the
                                                        January 3, 2023 filing
was not timely filed. Please advise us why the Schedule 13D was not filed within the
required 10 days after the acquisition.
   2. We note footnote number two to the cover pages for each of the filers explains that the percentage of
beneficial ownership reported as being owned is based upon 9,869,165 shares of the issuer
s common stock outstanding. Notwithstanding the apparent use of
 Leroy Yau
World Praise Limited
January 20, 2023
Page 2
         that figure as the denominator in determining the amount of beneficial ownership held, please advise us, with a view towards revised disclosure, how the amount of beneficial ownership disclosed in Row 13 of the two cover pages was calculated. We remind you that the filing persons are responsible for the accuracy and adequacy of
their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Michael Killoy at 202-551-7576 or Nicholas Panos at 202-
551-3266.



FirstName LastNameLeroy Yau                                  Sincerely,
Comapany NameWorld Praise Limited
                                                             Division of
Corporation Finance
January 20, 2023 Page 2                                      Office of Mergers
& Acquisitions
FirstName LastName